Exhibit 99.2

PNI Digital Media Inc.

Unaudited Condensed Consolidated Interim Financial Statements
For the three and nine month periods ended June 30, 2013

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated interim financial statements of PNI Digital Media Inc. (the “Company”) have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

PNI Digital Media Inc.
Condensed Consolidated Interim Statements of Financial Position
Unaudited – Prepared by Management
(expressed in Canadian dollars)

Assets	June 30, 2013	September 30, 2012

Current assets
Cash and cash equivalents	$1,801,452	$4,611,824
Accounts receivable	3,676,240	4,253,541
Prepaid expenses and other current assets	633,336	622,970

	6,111,028	9,488,335

Property and equipment (note 8)	4,619,750	4,683,355
Deferred income tax asset	5,238,012	5,222,603
Intangible assets (note 9)	1,416,468	2,124
Goodwill	572,374	568,479
	$17,957,632	$19,964,896

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$3,843,518	$4,390,437
Current portion of deferred revenue	365,267	318,107
Current portion of finance obligations (note 15, note 16)	338,941	-
Purchase Consideration (note 6)	308,411	-

	4,856,137	4,708,544

Deferred revenue	334,433	437,140
Finance obligations (note 15, note 16)	663,838	-
Deferred income tax liability	528,668	-
	$6,383,076	$5,145,684

Shareholders’ Equity (note 10)

Share capital	$66,881,748	$66,817,352
Contributed surplus	19,370,021	19,334,098
Accumulated deficit	(74,611,448)	(71,135,021)
Accumulated other comprehensive loss	(65,765)	(197,217)

	11,574,556	14,819,212

	$17,957,632	$19,964,896

Approved by the Board of Directors

“Kyle Hall”	Director	“Peter Fitzgerald “	Director

The accompanying notes are an integral part of these consolidated financial statements

PNI Digital Media Inc.
Condensed Consolidated Statements of (Loss) Income and Comprehensive (Loss) Income
Unaudited – Prepared by Management
(expressed in Canadian dollars)

	Three Months ended		Nine Months Ended

	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012

Revenue (note 12)	$4,916,166	$5,684,509	$15,505,663	$17,640,111
Cost of sales	2,446,669	2,357,555	7,679,921	7,219,803
Gross Profit	2,469,497	3,326,954	7,825,742	10,420,308

Expenses
Software development	2,806,044	2,444,446	7,518,631	6,880,736
General and administration	877,877	938,997	2,861,542	3,005,713
Sales and marketing	364,997	262,854	1,023,841	689,729

	4,048,918	3,646,297	11,404,014	10,576,178

Loss from operations	(1,579,421)	(319,343)	(3,578,272)	(155,870)

Foreign exchange loss	(318,615)	(7,673)	(59,013)	(57,111)
Finance income	833	1,847	3,646	2,775
Finance costs	(6,193)	-	(6,193)	-
Bargain purchase gain (note 6)	163,405	-	163,405	-

	(160,570)	(5,826)	101,845	(54,336)

Loss before income tax	(1,739,991)	(325,169)	(3,476,427)	(210,206)

Deferred income tax recovery	-	241,905	-	806,454
Income tax recovery	-	241,905	-	806,454

(Loss) profit for the period	(1,739,991)	(83,264)	(3,476,427)	596,248

Other comprehensive (loss) gain:

Items subsequently classified to Statement of Comprehensive loss

Translation of foreign operations	493,647	53,341	131,452	(89,107)

Total comprehensive (loss) income for the period	$(1,246,344)	$(29,923)	$(3,344,975)	$507,141

(Loss) earnings per share
Basic	$(0.05)	$0.00	(0.10)	$0.02
Fully diluted	$0.05)	$0.00	(0.10)	$0.02

The accompanying notes are an integral part of these consolidated financial statements

PNI Digital Media Inc.
Condensed Consolidated Statements of Changes in Equity
Unaudited – Prepared by Management
(expressed in Canadian dollars)

	Share Capital
					Accumulated
	Number of				other	Total
	Common		Contributed	Accumulated	comprehensive	Shareholders’
	Shares	Amount	surplus	deficit	loss	equity

		$
Balance September 30, 2012	34,257,922	66,817,352	$19,334,098	$(71,135,021)	$(197,217)	$14,819,212

Issuance of shares on vesting of RSUs and PSUs	41,549	64,396	(64,396)			-
Stock-based compensation recorded in net loss			100,319			100,319
Net loss				(3,476,427)		(3,476,427)
Other comprehensive gain					131,452	131,452
		$
Balance June 30, 2013	34,299,471	66,881,748	$19,370,021	$(74,611,448)	$(65,765)	$11,574,556

	Share Capital
					Accumulated
	Number of				other	Total
	Common		Contributed	Accumulated	comprehensive	Shareholders’
	Shares	Amount	surplus	deficit	loss	equity
Balance September 30, 2011	34,010,958	$66,420,572	$19,522,420	$(67,012,367)	$(26,263)	$18,904,362

Issuance of shares on vesting of RSUs and PSUs	68,464	106,119	(106,119)			-
Issuance of shares held in escrow	178,500	290,952	(290,952)			-
Stock-based compensation recorded in net profit (loss)			30,359			30,359
Compensation expense re. acquisition of WorksMedia Limited			113,080			113,080
Net profit				596,248		596,248
Other comprehensive loss					(89,107)	(89,107)
Reduction in share capital as a result of realizing the deferred tax expense associated with a portion of deductible share issue costs		(291)				(291)

Balance June 30, 2012	34,257,922	$66,817,352	$19,268,788	$(66,416,119)	$(115,370)	$19,554,651

The accompanying notes are an integral part of these consolidated financial statements

PNI Digital Media Inc.
Condensed Consolidated Statement of Cash Flow
Unaudited – Prepared by Management
(expressed in Canadian dollars)

	Three Months Ended		Nine Months Ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Cash flows from operating activities
Net loss for the period	$(1,739,991)	$(83,264)	$(3,476,427)	$596,248
Items not affecting cash
Amortization of property and equipment	428,578	430,712	1,242,062	1,253,165
Amortization of intangible assets	146,503	183,830	182,749	717,628
Stock-based compensation expense	62,281	(1,322)	100,319	143,439
Unrealized foreign exchange loss	327,159	40,542	99,409	75,529
Allowance for doubtful accounts	-	13,798	3,337	46,496
Loss on disposal of property and equipment	-	-	480	-
Loss on impairment of intangible asset	-	168,466	-	168,466
Deferred income tax recovery	-	(241,905)	-	(806,454)
Bargain purchase gain	(163,405)	-	(163,405)	-
	(938,875)	510,857	(2,011,476)	2,194,517
Net change in non-cash working capital
Items (note 17)	188,185	(240,916)	183,268	1,192,162
	(750,690)	269,941	(1,828,208)	3,386,679

Cash flows from investing activities
Purchase of property and equipment	(75,862)	(346,045)	(305,486)	(621,774)
Purchase of intangible assets	(19,818)	(81,040)	(115,844)	(921,896)
Acquisition of Quarterhouse – net of cash received	(494,857)	-	(494,857)	-
Proceeds on disposal of property and equipment	-	-	1,914	-
	(590,537)	(427,085)	(914,273)	(1,543,670)

Cash flows from financing activities
Repayment of finance lease obligations	(48,111)	-	(48,111)	-
	(48,111)	-	(48,111)	-

Effect of changes in foreign exchange rates on cash and cash equivalents	33,149	(1,737)	(19,780)	(143,154)

(Decrease) increase in cash and cash equivalents during the period	(1,356,189)	(158,881)	(2,810,372)	1,699,855

Cash and cash equivalents - beginning of period	3,157,641	5,794,912	4,611,824	3,936,176

Cash and cash equivalents - end of period	$1,801,452	$5,636,031	$1,801,452	$5,636,031

The accompanying notes are an integral part of these consolidated financial statements

PNI Digital Media Inc.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

1.	Nature of operations

PNI Digital Media Inc. is incorporated under the laws of the Province of British Columbia, Canada and is listed on the Toronto Stock Exchange (“TSX”) under the symbol PN and the OTC Bulletin Board under the symbol PNDMF. The address of the Company’s registered office is Suite 590, 425 Carrall Street, Vancouver, B.C. Canada, V6B 6E3.

PNI Digital Media Inc. and its subsidiaries (together “the Company”) provide retailers transaction processing and order routing services through the operation of the PNI Digital Media Platform. The PNI Digital Media Platform connects consumer-ordered digital content, whether from online, in-store kiosks, desktop software or mobile phones, with retailers that have on-demand manufacturing capabilities for the production of personalized products such as photo prints, gifting products such as photo books and photo calendars, business cards and stationery. The Company’s online platform electronically connects the retailer and its customers through the internet and provides digital image delivery, hosting, transaction processing and storage. In addition, the Company provides the retailer with kiosk software which allows consumers to offload digital images from their digital media and order prints and gifting products within the retailer’s locations. The kiosk software is also connected to the Company’s online platform permitting customers in-store to order gifting products from the kiosk, which are then transmitted from the kiosk to a remote fulfillment facility via the online platform.

2.	Basis of preparation and compliance

These condensed consolidated interim financial statements for the three and nine months ended June 30, 2013 have been prepared in accordance with IAS 34, “Interim Financial Reporting”. These condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended September 30, 2012 which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). These statements take into account standards in effect as of June 30, 2013.

These condensed consolidated interim financial statements were approved for issue on August 13, 2013.

3.	Summary of significant accounting policies

The significant accounting policies adopted are consistent with those of the previous financial year. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending September 30, 2013 could result in a restatement of these condensed consolidated interim financial statements.

The accounting policies adopted are consistent with those of the previous financial year except taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.

PNI Digital Media Inc.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

a) Basis of measurement

The condensed consolidated interim financial statements have been prepared under the historical cost convention.

4.	Significant accounting estimate and judgements

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended September 30, 2012, except for estimates disclosed in note 6 in relation to the acquisition of QS Quarterhouse Software, Inc., (“Quarterhouse”).

5.	Seasonality of operations

Demand for photofinishing products is highly seasonal, with a significant proportion of recurring revenues being generated during the Company’s first fiscal (fourth calendar) quarter, ended December 31. Due to the seasonal nature of the Company’s business, the results of operations for any interim period are not necessarily indicative of the results of operations to be expected for the fiscal year.

6.	Acquisition of Quarterhouse

On April 11, 2013, the Company completed the acquisition of all of the outstanding shares of privately-held Quarterhouse an Austin, Texas based company that is a leading developer of web-based print on demand software for commercial printers and distributors. The initial focus for this asset will be on business printing. The Company expects that the highly customizable content management systems and automation tools from Quarterhouse will enable the Company to realize operational improvements and to target a wider range of eligible retailers, including strong regional retailers and multi-outlet franchisees. The first new partner on this technology was signed shortly after close of the acquisition.

The equity purchase has been accounted for as a business combination, with the Company being identified as the acquirer. The results of the acquired Quarterhouse business are included in the Company’s results from operations from the closing date of April 11, 2013. From the date of acquisition, April 11, 2013, to June 30, 2013, the Company recognized revenue from Quarterhouse of $38,000, and a loss of $114,000.

PNI Digital Media Inc.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

The aggregate upfront payment of US$500,000 was wholly comprised of cash. All direct costs of the acquisition have been expensed in the Company’s Statement of Operations in the period in which they are incurred. During the three and nine months ended June 30, 2013, the Company recorded $87,000 in acquisition-related expenses within general and administration expense.

In addition to the purchase price, there is contingent consideration of up to US$500,000 and, which is eligible to be paid to the selling shareholders of Quarterhouse contingent on the achievement of specified sales and development targets over a one year-period, post-acquisition. US$353,775 of the contingent consideration has been included in the purchase price based on the present value of management’s best estimate of the probability that milestone events will be achieved. As of June 30, 2013, development milestones have been met, reducing the contingent purchase consideration to $308,411.

The allocation of the purchase price disclosed hereunder has been based upon management’s preliminary estimates and certain assumptions with respect to the fair value increment associated with the assets (intangible assets and goodwill) acquired and liabilities (deferred income tax liabilities) assumed. The Company will continue to review information and perform further analysis prior to finalizing the allocation of the purchase price. The actual fair values of the assets and liabilities will be determined as of the date of acquisition and may differ materially from the amounts disclosed below in the preliminary purchase price allocation.

The total purchase consideration has been allocated to the fair values of the assets acquired and liabilities assumed based on management’s best estimates and taking into account all available information at the time of the acquisition and at the time of preparation of these interim consolidated financial statements. The purchase consideration has been allocated on a preliminary basis to the net assets acquired as follows:

In US$
Cash	$13,966
Accounts receivable	67,788
Property and equipment	4,165
Intangible asset (acquired software)	1,435,000
Accrued liabilities	(4,296)
Deferred income tax liability	(502,250)
Fair value of net assets acquired	$1,014,373
Bargain purchase gain	(160,599)
Purchase Consideration	$853,774

This intangible asset has been determined to have a useful life of 3 years. The Company valued the software using a depreciated replacement cost methodology. This methodology as it relates to software, estimates the current costs to replicate the software on an “as is” basis, assuming no enhancements or technological improvements. As the value of the assets acquired, particularly the acquired software, was in excess of the purchase consideration, the acquisition resulted in a bargain purchase gain of $160,599. In the three

PNI Digital Media Inc.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

and nine months ended June 30, 2013, the Company recorded $125,874 of amortization of these acquired intangible assets within cost of sales.

The following table discloses the revenue and loss of the combined entity for the current reporting period as though the acquisition date for the business combination occurred during the year had been as of October 1, 2012.

		Nine Months Ended
Description	PNI	Quarterhouse	Pro-forma

Revenue	$15,467,960	$180,432	$15,648,392

Cost of sales	7,677,530	8,227	7,685,757
Software development	7,404,302	212,452	7,616,754
General and administration	2,827,540	89,470	2,917,010
Sales and marketing	1,023,335	520	1,023,855

Loss from operations	$(3,464,747)	$(130,237)	$(3,594,984)

7.	Cost of sales and operating expenses:

Within cost of sales and operating expenses, the Company includes charges relating to amortization of plant and equipment, amortization of intangible assets and share-based compensation. These costs are identified below in their relevant statement operations caption.

			For the three months ended June 30, 2013
	Per statement of	Amortization of	Amortization of	Loss on disposal	Share-based	Excluding
	operations	property and	intangible assets	of property and	compensation	amortization and
		equipment		equipment		share-based
						compensation
Cost of sales	$2,446,669	388,059	145,106	-	2,230	$1,911,274
Operating expenses
Software development	2,806,044	33,829	1,195	-	12,821	2,758,199
General and administration	877,877	3,565	140	-	43,713	830,459
Sales and marketing	364,997	3,125	62	-	3,517	358,293
Total operating expenses	$4,048,918	40,519	1,397	-	60,051	$3,946,951
	$6,495,587	428,578	146,503	-	62,281	$5,858,225

				For the three months ended June 30, 2012
	Per statement of	Amortization	Amortization	Loss on	Impairment	Share-based	Excluding
	operations	of property	of intangible	disposal of	intangible	compensation	amortization and
		and	assets	property and	assets		share-based
		equipment		equipment			compensation
Cost of sales	$2,357,555	355,963	183,830	-	168,466	837	$1,648,459
Operating expenses
Software development	2,444,446	60,797	-	-	-	(475)	2,384,124

PNI Digital Media Inc.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

General and administration	938,997	7,589	-	-	-	34	931,374
Sales and marketing	262,854	6,363	-	-	-	(1,718)	258,209
Total operating expenses	$3,646,297	74,749	-	-	-	(2,159)	$3,573,707
	$6,003,852	430,712	183,830	-	168,466	(1,322)	$5,222,166

			For the nine months ended June 30, 2013
	Per statement of	Amortization of	Amortization of	Loss on disposal	Share-based	Excluding
	operations	property and	intangible assets	of property and	compensation	amortization and
		equipment		equipment		share-based
						compensation
Cost of sales	$7,679,921	1,076,680	180,884	-	4,227	$6,418,130
Operating expenses
Software development	7,518,631	138,635	1,663	-	10,400	7,367,933
General and administration	2,861,542	15,102	140	-	77,990	2,768,310
Sales and marketing	1,023,841	11,645	62	480	7,702	1,003,952
Total operating expenses	11,404,014	165,382	1,865	480	96,092	$11,140,195
	$19,083,935	1,242,062	182,749	480	100,319	$17,558,325

				For the nine months ended June 30, 2012
	Per statement of	Amortization	Amortization	Loss on	Impairment	Share-based	Excluding
	operations	of property	of intangible	disposal of	intangible	compensation	amortization and
		and	assets	property and	assets		share-based
		equipment		equipment			compensation
Cost of sales	$7,219,803	1,051,402	717,628	-	168,466	2,374	$5,279,933
Operating expenses
Software development	6,880,736	167,565	-	-	-	27,578	6,685,593
General and administration	3,005,713	19,408	-	-	-	114,198	2,872,107
Sales and marketing	689,729	14,790	-	-	-	(711)	675,650
Total operating expenses	$10,576,178	201,763	-	-	-	141,065	$10,233,350
	$17,795,981	1,253,165	717,628	-	168,466	143,439	$15,513,283

8.	Property and equipment

October 1, 2012 to June 30, 2013

		Furniture and
	Computer	office	Leasehold
	equipment	equipment	improvements	Total
Cost
As at October 1, 2012	$17,159,448	$406,577	$243,962	$17,809,987
Additions	1,170,820	10,038	-	1,180,858
Disposals / write-offs	(2,425)	-	-	(2,425)
Currency translation adjustments	1,790	26	-	1,816
As at June 30, 2013	$18,329,633	$416,641	$243,962	$18,990,236

Accumulated Amortization
As at October 1, 2012	$12,657,005	$303,808	$165,819	$13,126,632
Amortization	1,194,525	15,601	31,966	1,242,092
Disposals / write-offs	(30)	-	-	(30)

PNI Digital Media Inc.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

Currency translation adjustments	1,766	26	-	1,792
As at June 30, 2013	$13,853,266	$319,435	$197,785	$14,370,486

Carrying value – October 1, 2012	$4,502,443	$102,769	$78,143	$4,683,355
Carrying value – June 30, 2013	$4,476,367	$97,206	$46,177	$4,619,750

October 1, 2011 to September 30, 2012

		Furniture
	Computer	and office	Leasehold
	equipment	equipment	improvements	Total
Cost
As at October 1, 2011	$15,878,073	$401,750	$181,718	$16,461,541
Additions	1,284,842	4,883	62,244	1,351,969
Disposals / write-offs	-	-	-	-
Currency translation adjustments	(3,467)	(56)	-	(3,523)
As at September 30, 2012	$17,159,448	$406,577	$243,962	$17,809,987

Accumulated Amortization
As at October 1, 2011	$10,903,337	$278,779	$139,275	$11,321,391
Amortization	1,757,099	25,082	26,544	1,808,725
Disposals / write-offs	-	-	-	-
Currency translation adjustments	(3,431)	(53)	-	(3,484)
As at September 30, 2012	$12,657,005	$303,808	$165,819	$13,126,632

Carrying value – October 1, 2011	$4,974,736	$122,971	$42,443	$5,140,150
Carrying value – September 30, 2012	$4,502,443	$102,769	$78,143	$4,683,355

9.	Intangible assets

October 1, 2012 to June 30, 2013

	Acquired	Customer	Internal use
	software	relationships	software	Total
Cost
As at October 1, 2012	$3,800,421	$6,795,803	$695,387	$11,291,611
Additions	1,523,967	-	73,158	1,597,125
Disposals / write-offs	-	-	-	-
Impairments	-	-	-	-
Currency translation adjustments	26,040	10,660	19	36,719
As at June 30, 2013	$5,350,428	$6,806,463	$768,564	$12,925,455

Accumulated Amortization
As at October 1, 2012	$3,800,421	$6,795,803	$693,263	$11,289,487
Amortization	127,179	-	55,570	182,749

PNI Digital Media Inc.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

Disposals / write-offs	-	-	-	-
Impairments	-	-	-	-
Currency translation adjustments	26,076	10,660	15	36,751
As at June 30, 2013	$3,953,676	$6,806,463	$748,848	$11,508,987

Carrying value – October 1, 2012	$-	$-	$2,124	$2,124
Carrying value – June 30, 2013	$1,396,752	$-	$19,716	$1,416,468

October 1, 2011 to September 30, 2012

	Acquired	Customer	Internal use
	software	relationships	software	Total
Cost
As at October 1, 2011	$3,856,324	$6,818,688	$446,126	$11,121,138
Additions	-	-	958,464	958,464
Disposals / write-offs	-	-	(168,466)	(168,466)
Impairments	-	-	(540,737)	(540,737)
Currency translation adjustments	(55,903)	(22,885)	-	(78,788)
As at September 30, 2012	$3,800,421	$6,795,803	$695,387	$11,291,611

Accumulated Amortization
As at October 1, 2011	$3,750,048	$6,599,419	$91,234	$10,440,701
Amortization	104,638	215,891	602,029	922,558
Disposals / write-offs	-	-	-	-
Impairments	-	-	-	-
Currency translation adjustments	(54,265)	(19,507)	-	(73,772)
As at September 30, 2012	$3,800,421	$6,795,803	$693,263	$11,289,487

Carrying value – October 1, 2011	$106,276	$219,269	$354,892	$680,437
Carrying value – September 30, 2012	$-	$-	$2,124	$2,124

10.	Share capital and stock options

a) Authorized

Unlimited number of common shares without par value

Unlimited number of preferred shares without par value

As at June 30, 2013, the Company had 34,299,471 common shares issued and outstanding. There are no preferred shares issued or outstanding at June 30, 2013 (September 30, 2012: nil).

PNI Digital Media Inc.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

b) Options

The Company provides stock options to directors and certain employees of the Company pursuant to a stock option plan (the “Plan”). The Plan authorizes a maximum of 10% (3,429,947) of the Company’s issued and outstanding common shares to be reserved for issuance. The term of the options granted under the plan is five years and options are subject to various vesting requirements.

The following table summarizes activity under the Company’s stock option plan since September 30, 2012:

	Number of	Average
	options	exercise price
Balance, September 30, 2012 (1,032,000 options exercisable)	2,232,000	$1.07
Granted	1,850,000	0.29
Expired & Forfeited	(1,309,500)	1.24
Balance, June 30, 2013 (413,884 options exercisable)	2,772,500	$0.47

The fair value of each stock option is estimated on the date of grant using the Black-Scholes option pricing model. Market price is defined in Part 1 of the TSX Company Manual as the five-day volume weighted average trading price. The following table provides the weighted average grant-date fair value and the weighted average assumptions used in applying the Black-Scholes option pricing model for grants made between October 1, 2012 and June 30, 2013, as well as for the twelve month period ended September 30, 2012:

	Nine months ending	Twelve months ending September
Description	June 30, 2013	30, 2012

Exercise price	$0.29	$0.47
Market price on date of grant	0.29	0.47
Expected forfeiture rate	14.49%	2.7%
Expected volatility	67.96%	59.14% - 61.85%
Risk-free interest rate	1.13%	1.18%
Expected life (years)	4.05	4.46
Expected dividend yield	0%	0%

Weighted average grant-date fair value ($ per share)	$0.16	$0.21

The total fair value of stock options granted during the three and nine months ended June 30, 2013 was $232,354 (2012: $nil) and $303,576 (2012: $nil), respectively.

During the three and nine months ended June 30, 2013, the Company recognized compensation expense on options of $62,281 (2012: $6,588) and $100,319 (2012: $8,180).

PNI Digital Media Inc.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

11.	Segment information

The Company provides our retail partners with transaction processing and routing orders for customized digital content and all sales are made in this segment. The Company’s sales by geographical area are as follows:

	Three Months Ended		Nine Months Ended
Description	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012

Canada	$987,142	$973,079	$3,262,767	$3,323,581
United States	$3,567,942	$3,513,598	$10,809,560	$10,822,415
United Kingdom	$282,045	$1,149,348	$1,270,672	$3,327,478
Other	$79,037	$48,484	$162,664	$166,637

Total	$4,916,166	$5,684,509	$15,505,663	$17,640,111

Revenue is attributed to the geographic location of the Company’s customer.

As at June 30, 2013 and September 30, 2012, the Company’s assets and liabilities by geographical location are as follows:

	Canada	United Kingdom	United States	Total
June 30, 2013
Assets
Property and equipment	$4,597,601	$4,526	$17,623	$4,619,750
Goodwill and intangible assets	$18,290	$573,800	$1,396,752	$1,988,842
Deferred income tax asset	$2,973,694	$2,264,318	$-	$5,238,012

Liabilities
Accounts payable and accrued liabilities	$3,432,117	$398,985	$12,416	$3,843,518
Deferred revenue	$588,517	$108,973	$2,210	$699,700
Deferred income tax liability	$-	$-	$528,668	$528,668
Purchase consideration	$-	$-	$308,411	$308,411
Finance lease obligations	$1,002,779	$-	$-	$1,002,779

September 30, 2012
Assets
Property and equipment	$4,675,595	$7,760	$-	$4,683,355
Goodwill and intangible assets	$-	$570,603	$-	$570,603

Liabilities
Accounts payable and accrued liabilities	$3,294,864	$1,095,573	$-	$4,390,437
Deferred revenue	$614,242	$141,005	$-	$755,247

PNI Digital Media Inc.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

12.	Revenue

	Three Months Ended		Nine Months Ended
Description	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012

Transaction fees	$3,820,338	$4,361,343	$12,199,112	$13,800,246
Software licenses and installation fees	239,698	530,672	788,355	1,547,292
Membership fees	414,918	445,281	1,245,435	1,329,439
Professional fees	30,274	69,723	157,565	206,536
Archive fees	410,938	277,490	1,115,196	756,598

Total	$4,916,166	$5,684,509	$15,505,663	$17,640,111

Major customers representing 10% or more of the Company’s sales for the period are as follows:

	Three Months Ended		Nine Months Ended
Description	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
	$	$	$	$
Customer A	1,393,496	1,338,329	4,375,711	4,477,197
Customer B	840,761	707,345	2,509,951	2,180,646
Customer C	184,772	871,290	808,539	2,343,590
Customer D	2,100,852	2,296,054	6,499,927	7,141,022

13.	Related Party Transactions

During the three and nine months ended June 30, 2013, the Company incurred legal fees of $86,410 (2012: $34,049) and $272,315 (2012: $117,197), respectively, for services provided by McMillan LLP, a law firm of which the Corporate Secretary of the Company is a partner. Accounts payable and accrued liabilities at June 30, 2013 included $47,343 (September 30, 2012: $31,245) related to these services.

During the three and nine months ended June 30, 2013, the Company incurred consulting fees of $15,497 (2012: $15,330) and $46,502 (2012: $43,969), respectively, for services provided by Digital Photoworks, a company of which a Director of the Company controls. The Company does not have any outstanding accounts payable or accrued liabilities as at June 30, 2013 related to this company (September 30, 2012: $nil). During the three and nine months ended June 30, 2013, the Company generated revenue of $1,822 (2012: $2,391) and $4,739 (2012: $5,921), respectively, relating to transaction fees, software license and installation fees, and membership fees from a customer, Extrafilm, of which a Director of the Company controls. Accounts receivable as at June 30, 2013 included $3,864 (September 30, 2012: $2,581) related to these services.

The Company shares its UK premises with another company, Works Unit Ltd., of which a former Officer is a director. During the three and nine months ended June 30, 2013, the Company was recharged its proportional share of office running costs totalling $48,006

PNI Digital Media Inc.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

(2012: $53,276) and $142,350 (2012: $155,080), respectively, by this related party. During the three and nine months ended June 30, 2013, the Company did not incur expenses relating to the use of the software development services of this company (Period ended September 30, 2012: $55,940). The Company does not have any outstanding accounts payable as at June 30, 2013 (September 30, 2012: $nil) related to these services and cost recharges.

All amounts charged were recorded at the amount of consideration established and agreed to by the related parties and having normal trade terms.

14.	Compensation of key management

Key management includes the Company’s directors, and members of the executive team.

Compensation awarded to key management included:

	Three Months Ended		Nine Months Ended
Description	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012

Salaries, director fees and short-term employee benefits	$412,487	$360,376	$1,230,459	$1,074,033
Share-based payments	69,586	893	105,756	29,419
Termination benefits	-	-	66,667	168,750

Total	$482,073	$361,269	$1,402,882	$1,272,202

15.	Commitments and Contingencies

a) Commitments

The contractual obligations and payments due as at June 30, 2013 are as follows:

		Payments due by period
	Total	Less than 1	1-3	3-5
		year	years	years
Equipment lease	$1,059,644	$371,131	$371,131	$317,382
Property leases	2,714,810	491,953	1,082,236	1,140,621
Other service agreements	4,377,528	1,800,689	2,498,577	78,262
	$8,151,982	$2,663,773	$3,951,944	$1,536,265

b) Contingencies

From time to time the Company may be involved in various litigation matters. In addition, the Company has contractual indemnification obligations as part of certain of our retailer

PNI Digital Media Inc.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

agreements. Any losses that may arise as a result of these binding legal arrangements may be material to the consolidated financial statements.

On March 7, 2013, CreateAds LLC filed a complaint for alleged patent infringement against various customers of PNI filed in the U.S. District Court for the District of Delaware. The complaint asserts infringement of U.S. Patent No. 5,535,320, which claim among others things a method of generating a representation of a visual design and applying it to various advertising materials. The complaint asserts that PNI’s customer directly or indirectly infringes the patent without providing any details concerning the alleged infringement, and it seeks unspecified damages. The Company believes the suit is without merit. To date, the Company is still investigating the matters to determine its potential impact. No adjustment has been made in the financial statements as a result of this matter.

On January 4, 2013, Express Card Systems, LLC filed a complaint for alleged patent infringement against various customers of PNI in the Eastern District of Texas, Tyler Division. The complaint asserts infringement of U.S. Patents Nos., 5,748,484 and 5,552,994, which claim among other things a system for printing social expression cards in response to electronically transmitted orders. The complaint asserted that PNI’s customers directly or indirectly infringes the patents without providing any details concerning the alleged infringement. In the three months ended June 30, 2013, PNI settled the complaint on behalf of all customers for US$122,500, in exchange for the plaintiffs dismissing all claims against the Company and its customers which was included in cost of sales.

16.	Bank Facility

In March 2011, the Company entered into a Credit Agreement with its bank (the “Bank”) which provides the Company with two separate credit facilities, being a $750,000 revolving demand facility (“Revolving Demand Facility) and a $1,500,000 reducing facility by way of Leases (“Lease Facility”). The two credit facilities and all other obligations of the Company to the Bank are secured by way of a General Security Agreement between the Bank and the Company, constituting a first ranking security interest in all personal property of the Company.

The Revolving Demand Facility bears interest at a rate of Bank prime + 1.50% and contains a financial covenant requiring not to exceed a borrowing limit of 67% of good Canadian and US Accounts receivable less potential prior-ranking claims which include items such as sales and excise taxes, payroll liabilities, and overdue rent, property and business taxes. The Company has not drawn any amount with respect to the Revolving Demand Facility.

During the three months ended June 30, 2013 the Company had utilized $608,641 (2012: $0) of the Lease Facility to finance the acquisition of computer equipment purchased during the three month’s ended June 30, 2013.

17.	Supplementary cash flow information

Net change in non-cash working capital items

PNI Digital Media Inc.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited – Prepared by Management
(expressed in Canadian dollars)

	Three Months Ended		Nine Months Ended
Description	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012

Accounts receivable	$(329,585)	$86,540	$641,085	$132,091
Prepaid expenses and other current assets	(83,139)	(140,292)	(8,644)	(150,194)
Accounts payable and accrued liabilities	602,255	(109,738)	(408,153)	691,848
Changes in deferred revenue	(16,384)	(77,426)	(56,058)	518,417

Changes in deferred rent	15,038	-	15,038	-

Total	$188,185	$(240,916)	$183,268	$1,192,162